SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
CATAPULT COMMUNICATIONS CORPORATION
(Name of Subject Company)
CATAPULT COMMUNICATIONS CORPORATION
(Name of Person(s) Filing Statement)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
149016107
(CUSIP Number of Class of Securities)
Richard A. Karp
Chief Executive Officer and
Chairman of the Board of Directors
Catapult Communications Corporation
160 South Whisman Road
Mountain View, California 94041
(650) 960-1025
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With copies to:
Henry P. Massey, Jr., Esq.
Robert T. Ishii, Esq.
Wilson Sonsini Goodrich & Rosati P.C.
650 Page Mill Road
Palo Alto, California 94304
(650) 493-9300
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Ixia Acquisition of Catapult
•	Catapult Communications Corporation announced on May 11 that the company has signed a definitive agreement to be acquired by Ixia. The transaction is valued at approximately $105 million. The acquisition will occur via a tender offer followed by a merger and is expected to close early in the third quarter, subject to satisfaction of closing conditions.

•	The combination of Catapult’s wireless expertise with Ixia’s converged multiplay IP capabilities will offer Catapult customers and the rest of the market a single, powerful test solution for wireless and wireline networks. The advanced technology and resources from both companies with complementary product lines are expected to accelerate growth and innovation to provide customers with a greater array of products and services.

•	For now it is business as usual at all Catapult facilities. Our focus remains on providing Catapult customers with the highest quality products and services. We will provide more information as it becomes available.

•	Ixia, a public company also listed on NASDAQ under the symbol XXIA, is a leading provider of IP performance test systems and service verification platforms for IP-based infrastructure and services. Network and telephony equipment manufacturers, semiconductor manufacturers, service providers, governments and enterprises use Ixia’s test systems to validate the performance and reliability of complex IP networks, devices, and applications.
Additional Information
     The tender offer described in this communication has not yet commenced, and this report is neither an offer to purchase nor a solicitation of an offer to sell securities pursuant to the tender offer or otherwise. In connection with the tender offer to be commenced by Ixia, the Company will file with the Securities and Exchange Commission (the “SEC”) a Solicitation/Recommendation Statement on Schedule 14D-9. Investors and Company stockholders should read carefully the Solicitation/Recommendation Statement on Schedule 14D-9 (including any amendments or supplements thereto) after it is filed prior to making any decisions with respect to Ixia’s tender offer because it will contain important information. Free copies of the Solicitation/Recommendation Statement on Schedule 14D-9 and the related amendments or supplements thereto that the Company may file with the SEC will be available at the SEC’s website at www.sec.gov or by contacting Catapult’s Investor Relations Department at 1-650-314-1000. This communication does not constitute an offer to sell or invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to Ixia’s tender offer or otherwise.
Safe Harbor for Forward-Looking Statements
     Statements in this communication may contain, in addition to historical information, certain forward-looking statements. All statements included in this communication concerning activities, events or developments that the Company expects, believes or anticipates will or may occur in the future, including statements regarding the Offer and the Merger, are forward-looking statements. Factors that could cause actual results to differ materially include the following: the risk of failing to obtain any regulatory approvals or satisfy other conditions to the Offer or the Merger; the risk that the transaction will not close or that the closing will be delayed; the risk that our respective businesses will suffer due to uncertainty related to the transaction; and the competitive environment in the software industry and competitive responses to the acquisition. Further information on potential factors that could affect our respective businesses and financial results are included in Ixia’s and the Company’s filings with the SEC, which are on file with the SEC. There can be no assurance that the acquisition or any other transaction will be consummated.
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